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                               August 24, 2022

       Thomas G. Spencer
       Partner
       Duane Morris LLP
       30 South 17th Street
       Philadelphia, PA 19103

                                                        Re: StoneMor Inc.
                                                            Schedule 13E-3
filed by StoneMor Inc., Axar Capital Management, LP,
                                                            Axar Cemetery
Parent Corp., and Axar Cemetery Merger Corp.
                                                            File No. 005-91276
                                                            color:white;"_
                                                            Preliminary Proxy
Statement filed August 5, 2022
                                                            File No. 001-39172

       Dear Mr. Spencer:

              We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Schedule 13E-3

       Introduction, page 2

   1. We note the disclaimer at the end of this section relating to the affiliate status of filing persons. Given your
determination to file a Schedule 13E-3, it is inappropriate to disclaim such affiliate status.
Similarly, you have included several disclaimers in the proxy statement that
introduce doubt as to the affiliate status of filing persons. Please revise your
                                                        disclosure in both
filings.
 Thomas G. Spencer
FirstName LastNameThomas    G. Spencer
Duane Morris LLP
Comapany
August 24, NameDuane
           2022        Morris LLP
August
Page 2 24, 2022 Page 2
FirstName LastName

Preliminary Proxy Statement

General

2. Please revise the form of proxy card to indicate it is preliminary. Also, confirm that any proxy cards received prior to your filing of a definitive proxy statement will not be tallied.
Cover Letter, page i

3. Please revise the sixth paragraph of the cover letter, and any similar disclosure elsewhere in the proxy statement, to clarify whether the board's fairness determination addressed fairness as to the unaffiliated security holders, not all security holders. Please make a similar revision in the last paragraph of the section captioned "Position of the Axar Group
         Members as to Fairness of the Merger" (page 46).
Purpose and Reasons of the Company for the Merger, page 26

4. We note that the board based its fairness determination in part on the recommendation of the Conflicts Committee. We also note that the Conflicts Committee considered the Duff
         & Phelps opinion. Note that if any filing person has based its fairness determination on the analysis of factors undertaken by others, such person must expressly adopt this analysis and discussion as their own in order to satisfy the disclosure obligation. See Question 20 of Exchange Act Release No. 34-17719 (April 13, 1981). Thus, please revise to state, if true, that the board adopted the Conflicts Committee analyses and conclusion as its own and, similarly, that the Conflicts Committee adopted Duff & Phelps's analyses and conclusions as its own. Alternatively, revise your disclosure to include disclosure responsive to Item 1014 of Regulation M-A and to address the factors listed in instruction
         2 to Item 1014.
Certain Unaudited Prospective Financial Information, page 33

5. Please revise to include the full projections instead of a summary for both the January and
         May 2022 projections.
Opinion of the Conflicts Committees Financial Advisor, page 35

6. We note, on page 18, that Duff & Phelps made a presentation to the Conflicts Committee on January 10, 2022. Please file such presentation as an exhibit to the Schedule 13E-3 and summarize the contents of that presentation in this section.
7. We note on page 41 that certain analyses were "...primarily used for informational purposes." Please disclose how else those analyses were utilized.
8. We note in the section captioned "Miscllaneous" that Duff & Phelps was engaged to provide services to a member of the company's board. Please name that person and disclose the fees received by Duff & Phelps.
 Thomas G. Spencer
Duane Morris LLP
August 24, 2022
Page 3
Where Stockholders Can Find Additional Information, page 108

9.       Note that neither Schedule 13E-3 nor Schedule 14A specifically permit
general    forward
         incorporation    of documents to be filed in the future. Rather, you
must specifically amend
         your document to specifically list any such filings. Please revise. We remind you that the filing persons are responsible for the accuracy and adequacy of
their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Please direct any questions to Daniel Duchovny at (202) 551-3619.



FirstName LastNameThomas G. Spencer                           Sincerely,
Comapany NameDuane Morris LLP
                                                              Division of
Corporation Finance
August 24, 2022 Page 3                                        Office of Mergers
& Acquisitions
FirstName LastName